UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For April 11, 2006



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated April 11, 2006  -  Annual Information Update





Annual Information Update

In accordance with the requirements of Prospectus Rule 5.2, Bunzl plc submits its first annual information update, which refers to information that has been published or made available to the public over the 12 months ended 11 April 2006.

The information referred to in this announcement was up to date at the time the information was published and some information may now be out of date.


Date of        Description of information     Where information was published
publication/   (1)                            (2)
filing

11 April 2005  Form 88(2)                     UK Companies House
13 April 2005  Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
15 April 2005  Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
20 April 2005  Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
29 April 2005  2004 Preliminary IFRS          London/New York Stock Exchanges/US
               Statement Announcement         Securities and Exchange Commission
3 May 2005     Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
3 May 2005     Blocklisting - Six Monthly     London/New York Stock Exchanges/US
               Return                         Securities and Exchange Commission
9 May 2005     Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
10 May 2005    Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
11 May 2005    Cancellation of Treasury       London/New York Stock Exchanges/US
               Shares Announcement            Securities and Exchange Commission
11 May 2005    Form 88(2)                     UK Companies House
17 May 2005    Filtrona Demerger Announcement London/New York Stock Exchanges/US
                                              Securities and Exchange Commission
17 May 2005    Filtrona Demerger Documents    London/New York Stock Exchanges/US
               Availability Announcement      Securities and Exchange Commission
18 May 2005    AGM Statement & Directorate    London/New York Stock Exchanges/US
               Change Announcement            Securities and Exchange Commission
18 May 2005    Result of AGM Announcement     London/New York Stock Exchanges/US
                                              Securities and Exchange Commission
25 May 2005    Additional Listing             London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
26 May 2005    Additional Listing             London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
27 May 2005    Form 20-F for the fiscal year  US Securities and Exchange
               ended 31 December 2004         Commission
27 May 2005    Form S-8                       US Securities and Exchange
                                              Commission
31 May 2005    Additional Listing             London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
1 June 2005    Additional Listing             London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
1 June 2005    Ordinary & Special Resolutions UK Companies House
               passed at AGM
2 June 2005    Filtrona Demerger Approved at  London/New York Stock Exchanges/US
               EGM Announcement               Securities and Exchange Commission
2 June 2005    Management Change Announcement London/New York Stock Exchanges/US
                                              Securities and Exchange Commission
3 June 2005    Share Listing Announcement     London/New York Stock Exchanges/US
                                              Securities and Exchange Commission
3 June 2005    Form 169A(2)                   UK Companies House
6 June 2005    Completion of Filtrona         London/New York Stock Exchanges/US
               Demerger Announcement          Securities and Exchange Commission
7 June 2005    Director Shareholding          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
8 June 2005    Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
9 June 2005    Director Shareholding          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
14 June 2005   Form 288b                      UK Companies House
14 June 2005   Form 288b                      UK Companies House
20 June 2005   Additional Listing             London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
20 June 2005   Ordinary Resolutions passed at UK Companies House
               EGM
22 June 2005   Additional Listing             London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
23 June 2005   Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
27 June 2005   Form 88(2)                     UK Companies House
28 June 2005   Pre Close Statement            London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
29 June 2005   Director Shareholding          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
30 June 2005   Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
4 July 2005    Acquisition Announcement       London/New York Stock Exchanges/US
                                              Securities and Exchange Commission
4 July 2005    Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
7 July 2005    Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
12 July 2005   Form 363a                      UK Companies House
12 July 2005   Form 122                       UK Companies House
12 July 2005   New Memorandum & Articles of   UK Companies House
               Association approved at EGM
13 July 2005   Directorate Change             London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
21 July 2005   Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
22 July 2005   2004 Segment Analysis          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
22 July 2005   Form 288b                      UK Companies House
26 July 2005   Form 88(2)                     UK Companies House
26 July 2005   Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
29 July 2005   Acquisition Announcement       London/New York Stock Exchanges/US
                                              Securities and Exchange Commission
2 August 2005  Annual Report & Accounts for   UK Companies House
               the year ended 31 December
               2004
2 August 2005  Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
3 August 2005  Acquisition Announcement       London/New York Stock Exchanges/US
                                              Securities and Exchange Commission
8 August 2005  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
10 August 2005 Form 88(2)                     UK Companies House
25 August 2005 Form 88(2)                     UK Companies House
25 August 2005 Share Purchase Agreement       UK Companies House
30 August 2005 2005 Interim Results           London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
30 August 2005 2005 Interim Report            London/New York Stock Exchanges/US
               Availability Announcement      Securities and Exchange Commission
2 September    Chief Executive Appointment    London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
7 September    Director/PDMR Shareholding     London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
9 September    Additional Listing             London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
9 September    Director/PDMR Shareholding     London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
9 September    Director/PDMR Shareholding     London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
12 September   Form 88(2)                     UK Companies House
2005
12 September   Director/PDMR Shareholding     London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
12 September   Director/PDMR Shareholding     London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
12 September   Director/PDMR Shareholding     London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
13 September   Additional Listing             London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
14 September   Director/PDMR Shareholding     London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
16 September   Holding(s) in Company          London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
22 September   Additional Listing             London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
23 September   Holding(s) in Company          London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
29 September   Acquisition Announcement       London/New York Stock Exchanges/US
2005                                          Securities and Exchange Commission
3 October 2005 Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
3 October 2005 Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
4 October 2005 Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
10 October     Acquisition Announcement       London/New York Stock Exchanges/US
2005                                          Securities and Exchange Commission
10 October     Director/PDMR Shareholding     London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
14 October     Form 88(2)                     UK Companies House
2005
17 October     Acquisition Announcement       London/New York Stock Exchanges/US
2005                                          Securities and Exchange Commission
20 October     Additional Listing             London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
24 October     Additional Listing             London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
31 October     Holding(s) in Company          London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
1 November     Director/PDMR Shareholding     London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
1 November     Blocklisting - Six Monthly     London/New York Stock Exchanges/US
2005           Return                         Securities and Exchange Commission
1 November     Director/PDMR Shareholding     London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
2 November     Director/PDMR Shareholding     London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
9 November     Director/PDMR Shareholding     London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
10 November    Additional Listing             London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
10 November    Director/PDMR Shareholding     London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
11 November    Additional Listing             London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
11 November    Form 88(2)                     UK Companies House
2005
15 November    Director/PDMR Shareholding     London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
22 November    Form 288c                      UK Companies House
2005
25 November    Holding(s) in Company          London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
28 November    Holding(s) in Company          London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
1 December     Additional Listing             London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
2 December     Additional Listing             London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
9 December     Directorate Change             London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
12 December    Form 88(2)                     UK Companies House
2005
15 December    Director/PDMR Shareholding     UK Companies House
2005           Announcement
14 December    Pre Close Statement            London/New York Stock Exchanges/US
2005           Announcement                   Securities and Exchange Commission
4 January 2006 Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
10 January     Form 288b                      UK Companies House
2006
18 January     Form 88(2)                     UK Companies House
2006
18 January     Director/PDMR Shareholding     London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission
19 January     Form 288a                      UK Companies House
2006
19 January     Form 288a                      UK Companies House
2006
23 January     Holding(s) in Company          London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission
25 January     Holding(s) in Company          London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission
1 February     Acquisition Announcement       London/New York Stock Exchanges/US
2006                                          Securities and Exchange Commission
8 February     Form 288b                      UK Companies House
2006
8 February     Form 88(2)                     UK Companies House
2006
8 February     Holding(s) in Company          London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission
9 February     Holding(s) in Company          London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission
10 February    Director/PDMR Shareholding     London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission
28 February    Director/PDMR Shareholding     London/New York Stock Exchanges/US
2006           Announcement                   Securities and Exchange Commission
1 March 2006   Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
1 March 2006   Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
1 March 2006   Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
1 March 2006   Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
2 March 2006   Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
2 March 2006   Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
6 March 2006   Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
3 March 2006   Form 88(2)                     UK Companies House
7 March 2006   Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
8 March 2006   Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
9 March 2006   Additional Listing             London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
13 March 2006  Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
14 March 2006  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
16 March 2006  Holding(s) in Company          London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
20 March 2006  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
24 March 2006  2005 Annual Report and         London/New York Stock Exchanges/US
               Accounts Availability          Securities and Exchange Commission
               Announcement
4 April 2006   Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
05 April 2006  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
05 April 2006  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission
10 April 2006  Director/PDMR Shareholding     London/New York Stock Exchanges/US
               Announcement                   Securities and Exchange Commission

Note 1
------

a.          Companies House forms - Descriptions of documents:

            Form 88(2) - Return of Allotments of Shares
            Form 288a - Appointment of a Director/Secretary
            Form 288b - Resignation of a Director/Secretary
            Form 288c - Change of Details of a Director/Secretary
            Form 363a - Annual Return
            Form 169A(2) - Return cancelling Treasury Shares
            Form 122 - Notice of Consolidation and Subdivision of Shares

b.          SEC - Descriptions of documents:

Form 20-F - Annual and transition report of foreign private issuers pursuant to sections 13 or 15(d) of the Securities Exchange Act of 1934

Form S-8 - Registration Statement under the Securities Act of 1933 (Securities to be offered to employees pursuant to employee benefit plans)

Note 2
------

Copies of all of the regulatory announcements can be found on the relevant website addresses:


www.companieshouse.gov.uk
www.londonstockexchange.com
www.sec.gov

For further information, please contact:

Paul N Hussey
Company Secretary & Group Legal Adviser

020 7495 4950







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date: April 11, 2006                          By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer